Simpson Thacher & Bartlett llp
900 g street, nw washington, d.c. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

December 5, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jaea Hahn, Senior Counsel

Re:	PGIM Credit Income Fund Draft Registration Statement on Form N-2 Filing Nos.: 333-274044 and 811-23894

Ladies and Gentlemen:

On behalf of PGIM Credit Income Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement includes revisions in response to the Staff’s additional disclosure comments received by telephone on December 4, 2023. We have discussed the Staff’s comments with representatives of the Fund.

For convenience of reference, the Staff’s comments have been reproduced herein. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.

General

Comment 1: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: Acknowledged.

PROSPECTUS

Cover Page

Comment 2: Please revise the disclosure in the section entitled “Interval Fund/Repurchases” that states “[t]he Fund expects the first repurchase offer to occur no later than two periodic intervals …” to clarify the meaning of two periodic intervals.

Response: The Fund revised the disclosure to state that the first repurchase offer will occur no later than two calendar quarters after the effective date of the Fund’s registration statement.

Prospectus Summary

Implementation of Investment Strategies, pg. 5

Comment 3: Please include disclosure on how the Fund defines “emerging market countries.”

Response: The Fund respectfully notes that the term “emerging market countries” is defined in the “Investment Objectives and Strategies – Emerging Markets Investment” section of the Prospectus.

Comment 4: We note that the principal investment strategies section states that “[t]he Fund may invest…” when describing principal investment strategies of the Fund. Please update the disclosure to read “[t]he Fund intends to invest” (emphasis added).

Response: The Fund revised the disclosure in response to the Staff’s comment.

Comment 5: Please revise the fifth paragraph of the section to eliminate discussion of instances where the Fund is not investing in public stock.

Response: The Fund revised the disclosure in response to the Staff’s comment.

Comment 6: Please revise the sixth paragraph to clarify whether the Fund intends to originate loans directly or to invest in loans originated by others, or both.

Response: The Fund revised the referenced paragraph to clarify that the Fund intends to originate loans and invest both in loans held and/or originated by private financial institutions or PGIM.

Summary of Risks, pgs. 12-15

Comment 7: Please revise “Repurchase Offers Risk” to replace the reference to “cash items” held by the Fund with “cash equivalents.”

Response: The Fund revised the disclosure in response to the Staff’s comment.

Comment 8: Please revise “Loan Origination Risk” to include risks associated with the Fund originating loans.

Response: The Fund revised the disclosure in response to the Staff’s comment.

Comment 9: Please reorder the risk factors under “Fixed Income Instruments Risk” so that “Below Investment Grade (High Yield or Junk Bond) Instruments Risk” precedes “Distressed and Defaulted Obligations Risk.”

Response: The Fund revised the disclosure in response to the Staff’s comment.

* * * * *

Please call me (202-636-5806) or Jacqueline Edwards (212-455-3728) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Respectfully submitted,

/s/ Ryan P. Brizek

cc:	Andrea Ottomanelli Magovern, Securities and Exchange Commission

Asen Parachkevov, Securities and Exchange Commission

George Hoyt, Esq.

Devan Goolsby, Esq.

Benjamin C. Wells, Esq.
Jacqueline Edwards, Esq.

Stephanie Chaung, Esq.

Jessica Shieh, Esq.

Ariana Bagherian, Esq.